Exhibit 12.2

Calculation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends

(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investees	$(70,410)	$(12,791)	$(109,039)	$(164,284)	$(1,056,850)	$52,260	$(37,042)

Fixed charges:
Interest expense (a)	$114,085	$106,258	$217,325	$203,971	$139,435	$106,798	$101,132
Interest portion of rent expense (b)	6,777	6,334	12,791	10,585	9,747	9,316	8,555

Total fixed charges	120,862	112,592	230,116	214,556	149,182	116,114	109,687
Preference dividends	17,598	17,647	35,488	36,748	40,392	38,287	23,315

Total combined fixed charges and preference dividends	$138,460	$130,239	$265,604	$251,304	$189,574	$154,401	$133,002

Total earnings (losses)	$50,452	$99,801	$121,077	$50,272	$(907,668)	$168,374	$72,645

Ratio of earnings to combined fixed charges and preference dividends	0.4x	0.8x	0.5x	0.2x	—	1.0x	0.5x
Ratio of coverage deficiency	(c)	(c)	(c)	(c)	(c)		(c)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.
(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.
(c)	For the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011, 2010 and 2008, our earnings were insufficient to fully cover our combined fixed charges and preference dividends. The amount of the coverage deficiency in such periods was $88.0 million, $30.4 million, $144.5 million, $201.0 million, $1.1 billion and $60.4 million, respectively.